Exhibit 99.100

January 28, 2021	By SEDAR

To:	Ontario Securities Commission, as Principal Regulator under the Passport System

And to:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	The Valens Company Inc. (the “Issuer”)
Short Form Base Shelf Prospectus dated January 28, 2021 (the “Prospectus”)

We refer to the final short form base shelf prospectus dated January 28, 2021 (the “Prospectus”) of the Issuer qualifying the distribution of common shares, debt securities, subscription receipts, warrants, and units.

We consent to being named in the Prospectus under the heading “Legal Matters”.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours truly,

(signed) “Stikeman Elliott LLP”